EXHIBIT 5


                             RICHARDSON & PATEL LLP
                         10900 WILSHIRE BLVD. SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                                 (310) 208-1182


June 10, 2004


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  5G Wireless Communications, Inc. - Form S-8

Dear Sir/Madame:

           We have acted as counsel to 5G Wireless Communications, Inc., a Nevada corporation ("Company"), in connection with its Registration Statement on Form S-8 relating to the registration of one hundred fifty million (150,000,000) shares of its common stock ("Shares"), $0.001 par value per Share, which are issuable pursuant to the Company's 2004 Non-Employee Directors and Consultants Retainer Stock Plan.

           In our representation we have examined such documents, corporate records, and other instruments as we have deemed necessary or appropriate for purposes of this opinion, including, but not limited to, the Articles of Incorporation, and all amendments thereto, and Bylaws of the Company.

           Based upon and in reliance on the foregoing, and subject to the qualifications and assumptions set forth below, it is our opinion that the Company is duly organized and validly existing as a corporation under the laws of the State of Nevada, and that the Shares, when issued and sold, will be validly issued, fully paid, and non-assessable.

           Our opinion is limited by and subject to the following:

           (a) In rendering our opinion we have assumed that, at the time of each issuance and sale of the Shares, the Company will be a corporation validly existing and in good standing under the laws of the State of Nevada and that the Company received adequate consideration for the Shares.

           (b) In our examination of all documents, certificates and records, we have assumed without investigation the authenticity and completeness of all documents submitted to me as originals, the conformity to the originals of all documents submitted to me as copies and the authenticity and completeness of the

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originals of all documents  submitted to us as copies.  We have also assumed the genuineness of all signatures, the legal capacity of natural persons, the authority of all persons executing documents on behalf of the parties thereto other than the Company, and the due authorization, execution and delivery of all documents by the parties thereto other than the Company. As to matters of fact material to this opinion, we have relied upon statements and representations of representatives of the Company and of public officials and have assumed the same to have been properly given and to be accurate.

           (c) Our opinion is based solely on and limited to the federal laws of the United States of America and the Nevada Revised Statutes. We express no opinion as to the laws of any other jurisdiction.

                                                   Sincerely,


                                                   /s/ Richardson & Patel LLP
                                                   --------------------------



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